May 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:                             HarborOne Bancorp, Inc.

Registration Statement on Form S-1 (No. 333-209944)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HarborOne Bancorp, Inc. (the “Company”) hereby respectfully requests that the Registration Statement on Form S-1 (No. 333-209944) be declared effective at 1:00 p.m. on May 13, 2016.

The Company hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (508) 895-1000 or Samantha M. Kirby, of Goodwin Procter LLP, at (617) 570-8794.

Very truly yours,

HARBORONE BANCORP, INC.

/s/ James W. Blake
James W. Blake
President and Chief Executive Officer

cc:           Samantha M. Kirby, Goodwin Procter LLP